AuRico Gold’s CEO René Marion Steps Down For Health Reasons;
Scott Perry Appointed CEO

TORONTO, ONTARIO, July 17, 2012 – AuRico Gold Inc. (TSX: AUQ)(NYSE: AUQ) announced today that René Marion, President, Chief Executive Officer and Director has tendered his resignation for health reasons effective September 3, 2012 and that Scott Perry has been appointed President and Chief Executive Officer. Russell Tremayne and Peter MacPhail will remain as the Chief Operating Officers of Mexico and Canada respectively. Mr. Colin Benner has been appointed as Executive Chairman and will work with the management team through the transition period.

Mr. Marion has a non-life threatening degenerative medical condition that will require his full attention as he undergoes treatment. He will remain with the company as a strategic advisor to the Board of Directors.

Mr. Marion was appointed Chief Executive Officer in October 2007. Under his leadership the Company made significant acquisitions, including Northgate Minerals Corp. and Capital Gold Corp. He leaves the company well-positioned for future growth with quality assets in North America, a robust production profile, a low cost base and a strong balance sheet.

"On behalf of the Board of Directors and our entire team, we wish René and his family well as they face this challenge. He is an outstanding CEO who has led this company through a period of tremendous growth and transformation,” said Colin K. Benner, Chairman of the Board. “The Board is very pleased to appoint Scott Perry as CEO. Scott has continually proven himself to be an effective leader with a great depth of experience in the mining sector. Scott has the full confidence and support of the Board and under his leadership we are looking forward to a bright future ahead for the Company and our shareholders.”

“I would like to take the opportunity to thank the directors and the entire AuRico team for their dedication and support over the past five years. While this is a challenging time for me personally, I am very encouraged that Scott has been appointed as CEO. Scott and I have worked together over the past 12 years, so I know that he has the talent, the drive, and the experience required to take on this challenge and move the company forward,” said Mr. Marion. “Scott will be supported by a solid management team that has the depth of talent and the expertise to successfully execute against our strategic growth plan. I look forward to serving in an advisory capacity to the Board, and participating in the exciting future ahead for the Company. "

"Our commitment to our vision to be a leading low cost gold producer focused on growth in North America will not waver. Our focus continues to be on maximizing shareholder value and delivering solid performance,” said Mr. Perry. “I would like to thank the Board for their confidence in me and look forward to their ongoing support and guidance. I am excited to accept this opportunity and look forward to continuing to work with the Board and the talented AuRico team to deliver on our strategic objectives.”

Scott Perry joined AuRico Gold as CFO in February, 2008. Prior to joining AuRico, he was the Chief Financial Officer for Highland Gold Mining Ltd. (seconded from Barrick Gold Corporation), where he managed the company's financial reporting and compliance commitments, as well as the execution of its short and long-term financial and operational strategies. Scott also led Highland Gold's business and corporate development initiatives. Scott has also held senior roles with Barrick in Australia, the United States, and in Russia, Central Asia.

A conference call will be held on Tuesday, July 17, 2012 starting at 9:00 a.m. Eastern Time.

Conference Call Access:

  Canada & US Toll Free: 1-888-231-8191

  International & Toronto: 1-647-427-7450

If you are unable to attend the conference call, a replay will be available until midnight July 24, 2012 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-849-0833 Passcode: #98445552

  North America Toll Free: 1-855-859-2056 Passcode: #98445552

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of three high quality mines and projects in North America that have significant production growth and exploration potential. AuRico’s core operations include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the Young-Davidson gold mine in northern Ontario that is expected to declare commercial production in early August of 2012. AuRico is currently focused on organic expansion and optimization of the core asset base that will support production growth to upwards of 530,000 gold equivalent ounces in 2014. AuRico’s strong project pipeline also includes several advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Anne Day
Vice President Investor Relations
AuRico Gold Inc.
+1.647.260.8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. The term “resources” does not equate to the term “reserves” and U.S. investors are cautioned not to assume that any part or all of the minerals in these categories will ever be converted to reserves. US Investors are urged to consider closely the disclosure in AuRico Gold’s Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability of the Company to achieve its guidance for production, cash costs, and capex, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Capital Gold and Northgate, and the divestiture of the Australian assets, the ability of Young-Davidson to commence production by in August and to meet 2012 guidance for Young-Davidson, the ability to meet targeted mill recovery rates and mill feed grades at Young-Davidson, the ability to accelerate underground production at Young-Davidson, the ability to increase mining rates at Young-Davidson, the ability to accelerate underground development, the ability to achieve revised production guidance at Ocampo, the ability to complete the heap leach pad expansion at Ocampo by mid-2013, the ability to complete upgrades at El Chanate by the end of the year, and the upgrade of water distribution pipes by the end of July, the ability of the Company to achieve its targets for the continued expansion and development of Ocampo and El Chanate, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of the Company’s exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding the Company’s financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated results for the periods set out within, operating performance projections for the periods set out within, the Company’s ability to fully fund its business model internally, gold and silver production for the periods set out within and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized for the periods set out within. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forwar d-looking statements due to the inherent uncertainty therein.

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